082-03322

GRASIM

ADITYA BIRLA GROUP

09045877

25th July, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 30th June, 2008, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

A. Malu

Ashok Malu
Company Secretary

encl : as above

dlw 4/20

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER ENDED 30th JUNE 2008

I. CONSOLIDATED RESULTS : Rs in Crores

	Three Months Ended 30th June 2008	Three Months Ended 30th June 2007	Year Ended 31st March 2008 (Audited)
Net Sales / Income from Operations	**4,429.54**	**4,059.86**	**17,074.97**
Other Income	94.93	87.62	361.65
Total Income	**4,524.47**	**4,147.48**	**17,436.62**
Expenditure :			
- Decrease / (Increase) in Stock	(159.57)	30.73	(174.28)
- Raw Material Consumed	971.97	816.68	3,703.27
- Purchases of Finished Goods	22.56	9.48	74.30
- Payment to & Provision for Employees	225.98	171.35	849.32
- Power & Fuel	854.35	662.97	2,907.37
- Freight , Handling & Other Expenses	571.72	512.78	2,088.24
- Depreciation	199.57	158.65	670.31
- Other Expenditure	679.19	572.27	2,559.72
Total Expenditure	**3,365.77**	**2,934.91**	**12,678.25**
Interest	68.46	58.02	228.73
Profit before Exceptional Items and Tax Expenses	**1,090.24**	**1,154.55**	**4,529.64**
Write back of provision for diminution in value of Investment	-	-	45.68
Profit before Tax Expenses from Ordinary Activities	**1,090.24**	**1,154.55**	**4,575.32**
Provision for Current Tax	(192.55)	(322.98)	(1,472.76)
Provision for Deferred Tax	(106.27)	(32.72)	6.97
Net Profit after Tax from Ordinary Activities	**791.42**	**798.85**	**3,109.53**
Extra Ordinary Items:			
Profit on Sale of Shares of a Subsidiary Company	-	-	236.68
Net Profit after Tax & after Extra Ordinary Activites	**791.42**	**798.85**	**3,346.21**
Less : Minority Share	119.83	129.61	456.53
Add : Share in Profit / (Loss) of Associates	0.30	0.43	1.76
Net Profit (After Minority Share)	**671.89**	**669.67**	**2,891.44**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69
Reserves excluding Revaluation Reserve			*9,013.03*
Basic EPS for the period before Extra Ordinary Items (Rupees)	**73.28**	**73.04**	**289.54**
Diluted EPS for the period before Extra Ordianry Items (Rupees)	**73.26**	**73.04**	**289.44**
Basic EPS for the period after Extra Ordinary Items (Rupees)	**73.28**	**73.04**	**315.35**
Diluted EPS for the period after Extra Ordianry Items (Rupees)	**73.26**	**73.04**	**315.25**

II. STANDALONE RESULTS : Rs. in Crores

	Three Months Ended 30th June 2008	Three Months Ended 30th June 2007	Year Ended 31st March 2008 (Audited)
Net Sales / Income from Operations	**2,592.33**	**2,435.47**	**10,278.09**
Other Income	82.24	67.74	314.80
Total Income	**2,674.57**	**2,503.21**	**10,592.89**
Expenditure :			
- Decrease / (Increase) in Stock	(77.67)	14.75	(130.22)
- Raw Material Consumed	718.08	626.58	2,828.25
- Purchases of Finished Goods	15.45	33.22	97.40
- Payment to & Provision for Employees	141.63	116.27	550.07
- Power & Fuel	439.80	324.11	1,476.51
- Freight , Handling & Other Expenses	297.47	255.97	1,047.88
- Depreciation	105.00	85.00	353.27
- Other Expenditure	305.55	272.44	1,298.51
Total Expenditure	**1,945.31**	**1,728.34**	**7,521.67**
Interest	30.46	28.47	107.00
Profit before Exceptional Items and Tax Expenses	**698.80**	**746.40**	**2,964.22**
Write back of provision for diminution in value of Investment	-		45.68
Profit before Tax Expenses from Ordinary Activities	**698.80**	**746.40**	**3,009.90**
Provision for Current Tax	(131.87)	(205.70)	(952.71)
Provision for Deferred Tax	(52.74)	(29.04)	(9.62)
Net Profit after Tax from Ordinary Activities	**514.19**	**511.66**	**2,047.57**
Extra Ordinary Items:			
Profit on transfer of Textile units at Bhiwani	-	-	4.76
Profit on Sale of Shares of a Subsidiary Company	-	-	180.27
Net Profit & Loss for the period	**514.19**	**511.66**	**2,232.60**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69
Reserves excluding Revaluation Reserve			*8,040.52*
Basic EPS for the period before Extra Ordinary Items (Rupees)	**56.08**	**55.80**	**223.31**
Diluted EPS for the period before Extra Ordianry Items (Rupees)	**56.07**	**55.80**	**223.24**
Basic EPS for the period after Extra Ordinary Items (Rupees)	**56.08**	**55.80**	**243.49**
Diluted EPS for the period after Extra Ordianry Items (Rupees)	**56.07**	**55.80**	**243.42**
Total Public Shareholding*			
- Number of Shares (000's)	**57,158**	**58,722**	**57,966**
- Percentage of Shareholding	**62.35%**	**64.06%**	**63.23%**

***Total public shareholding as defined under Clause 40 A of the listing agreement(excludes shares held by Promoters and Global Depository Receipt holders)**

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

	Three Months Ended 30th June 2008	Three Months Ended 30th June 2007	Year Ended 31st March 2008 (Audited)
1. SEGMENT REVENUE			
a Fibre & Pulp	776.86	816.87	3,443.89
b Cement	3,115.58	2,823.96	11,748.16
c Sponge Iron	248.77	220.79	950.09
d Chemicals	126.62	92.27	414.73
e Textiles	72.47	57.93	289.59
f Others	141.26	95.96	436.86
TOTAL	4,481.56	4,107.78	17,283.32
(Less) : Inter Segment Revenue	(52.02)	(47.92)	(208.35)
Net Sales / Income from Operations	**4,429.54**	**4,059.86**	**17,074.97**
2. SEGMENT RESULTS			
a Fibre & Pulp	172.45	222.28	1,011.53
b Cement	824.48	870.08	3,310.69
c Sponge Iron	65.39	26.56	125.55
d Chemicals	34.50	22.25	114.01
e Textiles	0.42	(1.84)	(2.88)
f Others	30.32	26.20	103.79
TOTAL	1,127.56	1,165.53	4,662.69
Add / (Less) :			
Interest	**(68.46)**	**(58.02)**	**(228.73)**
Net Unallocable Income / (Expenditure)	31.14	47.04	95.68
Write back of provision for diminution in value of Investment	-	-	45.68
Profit before Extra Ordinary Items and Tax Expenses	**1,090.24**	**1,154.55**	**4,575.32**
3. CAPITAL EMPLOYED			
a Fibre & Pulp	2,420.05	1,431.45	2,108.11
b Cement	13,258.07	9,547.91	12,462.75
c Sponge Iron	475.93	557.76	458.84
d Chemicals	348.33	294.28	332.14
e Textiles	174.21	135.62	172.81
f Others	902.79	544.25	674.06
TOTAL	17,579.38	12,511.27	16,208.71
g Unallocated Corporate Capital Employed	717.21	1,821.68	945.71
TOTAL CAPITAL EMPLOYED	**18,296.59**	**14,332.95**	**17,154.42**

IV. SEGMENT REPORTING - STANDALONE

Rs. in Crores

	Three Months Ended 30th June 2008	Three Months Ended 30th June 2007	Year Ended 31st March 2008 (Audited)
1. SEGMENT REVENUE			
a Fibre & Pulp	629.10	706.60	2,998.54
b Cement	1,617.11	1,404.76	5,924.80
c Sponge Iron	248.77	220.79	950.09
d Chemicals	126.62	92.27	414.73
e Textiles	15.65	57.93	173.22
TOTAL	2,637.25	2,482.35	10,461.38
(Less) : Inter Segment Revenue	(44.92)	(46.88)	(183.29)
Net Sales / Income from Operations	**2,592.33**	**2,435.47**	**10,278.09**
2. SEGMENT RESULTS			
a Fibre & Pulp	170.49	236.20	1,012.02
b Cement	425.24	444.66	1,677.64
c Sponge Iron	65.39	26.56	125.55
d Chemicals	34.50	22.25	114.01
e Textiles	0.71	(1.84)	(0.72)
TOTAL	696.33	727.83	2,928.50
Add / (Less) :			
Interest	**(30.46)**	**(28.47)**	**(107.00)**
Net Unallocable Income / (Expenditure)	32.93	47.04	142.72
Write back of provision for diminution in value of Investment	-	-	45.68
Profit before Extra Ordinary Items and Tax Expenses	**698.80**	**746.40**	**3,009.90**
3. CAPITAL EMPLOYED			
a Fibre & Pulp	1,891.53	1,226.44	1,681.93
b Cement	5,828.10	3,420.27	5,459.27
c Sponge Iron	475.83	557.76	458.84
d Chemicals	348.33	294.28	332.14
e Textiles	25.97	135.62	23.16
TOTAL	8,569.76	5,634.37	7,955.34
g Unallocated Corporate Capital Employed	3,795.63	4,639.94	3,994.11
TOTAL CAPITAL EMPLOYED	**12,365.39**	**10,274.31**	**11,949.45**

V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23) and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Wood Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn (Refer note 5(a) and (b) below)
Others	- Mainly Telecom (in consolidated results)

3 No investor complaint was pending at the beginning of the quarter. During the quarter, five complaints were received, which have been attended by the company and no complaints were pending at the end of the quarter.

4 During the quarter, the board has decided to transfer company's sponge iron business as a going concern by way of slump sale, to its subsidiary Vikram Sponge Iron Ltd.(VSIL) incorporated during the quarter, for a consideration of Rs.1030 Crs. under a Scheme of Arrangement u/s 391-394 of the Companies Act, 1956 (the scheme). The said sale is subject to various approvals including approval of the company's shareholders, creditors and that of the Hon'ble High Court of Madhya Pradesh. With implementation of the scheme for sale/transfer of sponge iron business, Welspun Power & Steel Ltd.(Welspun), a company who has agreed to acquire VSIL, will invest funds in VSIL by way of equity & debts, which will be utilised towards payment of sale consideration.

5 (a) The standalone financial results of the company for three months ended 30th June, 2008 do not include the financial results of the erstwhile textile units at Bhiwani, as the same have been transferred to Grasim Bhiwani Textiles Ltd. (GBTL), a subsidiary of the company, w.e.f. 1st October, 2007. The impact of the same is not material on the company's standalone financial results for three months ended 30th June, 2008.

(b) The finacial results of GBTL for three months ended 30th June. 2008 are included in the consolidated financial results of the company for the said period of three months.

6 The consolidated financial results of the company for three months ended 30th June, 2008 do not include the financial results of Shree Digvijay Cement Company Ltd. (SDCCL), as it ceased to be a subsidiary of the company w.e.f. 25th March, 2008. The net profit (after minority share) of SDCCL included in the company's consolidated net profit for the three months ended 30th June, 2007 was Rs. 8.09 Crs.

7 During the quarter, the company has revised estimated useful life of some of the assets, on account of which depreciation is higher by Rs 9 Crs for three months ended 30th June, 2008.

8 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

9 The above Unaudited results for the quarter ended 30th June, 2008 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 25th July, 2008. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 25th July, 2008

D. D. Rathi
Whole-time Director

G. P. KAPADIA & CO.
CHARTERED ACCOUNTANTS
....

Tel. : 2265 4239, 2265 4313, 4018 6333
Fax : (91-22) 2265 4256
E-mail : gpkco@yahoo.com

Hamam House,
Ambalal Doshi Marg,
(Hamam Street),
Mumbai - 400 001.

AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF
GRASIM INDUSTRIES LIMITED.

On Limited Review of unaudited Financial Results for the three months ended 30th June, 2008.

1. We have reviewed the accompanying statement of unaudited financial results of **GRASIM INDUSTRIES LIMITED** ('the company') for the three months ended 30th June, 2008. In this statement, the results of Cement Division and Vikram Woollens Division, which have been subjected to a limited review by the respective branch auditors of the Company, are incorporated.

2. In the consolidated results, the unaudited financial results of subsidiary companies viz. UltraTech Cement Limited, Dakshin Cement Limited, Harish Cement Limited and Grasim Bhiwani Textiles Limited and Joint venture company Idea Cellular Limited, which have been subjected to limited review by their respective statutory auditors, and the unaudited financial results of other subsidiary companies and joint ventures and Associate company as certified by their respective managements are incorporated. This statement is responsibility of the company's Management and has been approved by the Board of Directors.

3. We conducted our review in accordance with the auditing and assurance standard (AAS) 33 *Engagement to Review Financial Statements*, issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements.

4. A review of Interim Financial information consists principally of applying analytical review procedure of financial data and making inquires of person responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

5. Based on our review conducted as stated above, nothing has come to our notice that causes us to believe that the accompanying statements of unaudited financial results prepared in according with the Accounting Standards and other recognized practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement, including the manner in which it is to be disclosed, or that it contains any material misstatement.

6. Further, we report that we have traced the number of shares, the percentage of shareholding in respect of the aggregate amount of public shareholdings in terms of Clause 35 of Listing Agreement and the particulars relating to undisputed investor complaints from the details furnished by the Management and found the same to be in conformity with it.

For G.P. Kapadia & Co.
Chartered Accountants

Atul B. Desai
(Partner)
(Membership No.30850)

Place: Mumbai.
Date: 25th July 2008.

Press Release **Mumbai, July 25, 2008**

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
PERFORMANCE FOR Q1FY 2009

Consolidated Net Profit **Rs.672 Crs.**

Consolidated Net Revenue **Rs.4,430 Crs.**

Consolidated Financial Performance

Rs. Crores

	Q1FY09	Q1FY08	% Change
Net Revenue	4,430	4,060	9%
Profit before Taxes	1,090	1,155	-6%
Profit after Taxes	792	800	-1%
Minority Share	(120)	(130)	
Net Profit	672	670	-
EPS (Rs.)	73	73	-

Grasim, an Aditya Birla Group Company, today announced its results for the quarter ended 30th June, 2008. The Company's Revenues for the quarter were at Rs.4,430 crores (Rs.4,060 crores). Net Profit was marginally higher at Rs.672 crores (Rs.670 crores). Viewed in the context of the general slowdown of economy and spiralling prices of key inputs, the performance has been satisfactory.

Highlights of Grasim's operations:

		Q1FY09	Q1FY08	% Change
Production -				
Viscose Staple Fibre	MT	58,083	68,555	-15%
Cement	Mn. MT	3.99	3.86	3%
White Cement	MT	94,323	92,594	2%
Sponge Iron	MT	100,532	138,136	-27%
Caustic Soda	MT	47,084	42,843	10%
Sales Volumes -				
Viscose Staple Fibre	MT	56,760	69,396	-18%
Cement	Mn. MT	3.97	3.90	2%
White Cement	MT	92,067	85,005	8%
Sponge Iron	MT	91,206	139,706	-35%
Caustic Soda	MT	47,800	42,872	11%

Viscose Staple Fibre (VSF) Business

The VSF business' performance during the quarter was muted. Production was curtailed due to lower off-take. The liquidation of accumulated inventory in the value chain, substitution of VSF with other fibres on account of high VSF prices and general slowdown of the economy impacted the performance. Margins were depressed due to the record increase in sulphur prices and higher prices of other key inputs like Pulp and Caustic.

Margins are likely to remain under pressure in the short to medium term, owing to the escalating prices of key inputs. The demand for VSF is expected to remain subdued in the short term until the inventory in the pipeline gets liquidated and re-substitution sets in with increasing prices of Cotton and Polyester Staple Fibre. The business will continue its focus on value added products and market enlargement through promotion of specialty fibres, both in domestic and export markets. The long-term outlook for VSF business is positive, given the growing preference for comfort fabrics due to global warming.

Chemical Plant

The Chemical plant posted an improved performance. Caustic soda volumes were higher by 11% at 47,800 tons. Realisations grew by 30% at Rs.22,352 per ton. The outlook for Chemical business appears to be good, given the higher demand from user industry and expected strengthening of international prices.

Cement Business

The Company's Cement business posted a moderate performance. Production increased by 3% at 3.99 million tons. Sales volumes were marginally higher at 3.97 million tons. Volumes in RMC business grew by 61% due to the commissioning of new plants. The continuous rise in coal prices along with higher freight, employee and packing costs has led to a decline in operating margins.

Cement Subsidiary

The performance of UltraTech Cement Limited (UltraTech), a subsidiary of Grasim, improved marginally. Domestic cement sales were higher by 4% at 3.81 million tons. Exports were affected on account of the ban imposed by the Government for six weeks during the quarter. Net Profit remained flat at Rs.261 crores.

Cement Capex plan

The expansions at Shambhupura, Rajasthan (of Grasim) and at Tadpatri, Andhra Pradesh (of UltraTech) are expected to be operational in Q2FY09, while that at Kotputli, Rajasthan (of Grasim) should go on stream in Q4FY09. Post expansion, the Company's aggregate cement capacity will stand augmented at 48.8 million tons.

The escalation in fuel prices and bunching of capacity expected in the next couple of years, based on announced plans of the industry, are expected to impact the margins of the Company's Cement business. However, the additional volumes arising from the new capacities, which will become operational during the current year, should compensate for the decline in margins. Further, the impetus on development of infrastructure by the Government should bode well for the Company's Cement business in the long term.

Sponge Iron Business

The production of sponge iron was lower by 27% during the quarter on account of the planned maintenance shutdown. As a result, Sales volumes declined by 35% at 91,206 tons. Realisations led by the substantial rise in global scrap prices, were higher by 62% at Rs.24,027 per ton, leading to higher operating profit.

The Board of Directors of the Company had, at its meeting held in June, 2008, approved the sale/transfer of the Sponge Iron business, on a slump sale basis. The divestment would be done under a Court approved Scheme of Arrangement under Sections 391-394 of the Companies Act, 1956.

Outlook

The Company will continue to fortify its leadership position in the VSF and Cement sectors. With substantial increase in capacities, improved cost optimization, higher productivity and strong fundamentals, the prospects for the Company continue to be positive.

-o-O-o-

Grasim Industries Limited

Regd. Office: Birlagram, Nagda – 456 331 (M.P.)

Corporate Office: 'A' wing, 2nd Floor, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai – 400 030

www.grasim.com or www.adityabirla.com